November 5, 2024

Tian Gao
Vice President
Pony AI Inc.
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People   s Republic of China, 511458

        Re: Pony AI Inc.
            Registration Statement on Form F-1
            Filed October 17, 2024
            File No. 333-282700
Dear Tian Gao:

        We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Form F-1 filed October 17, 2024
Risk Factors
"The current tensions in international trade and rising political tensions, particularly between the United States and China...", page 64

1. We note your revised disclosure in response to our prior comment 8 regarding the
       U.S. Commerce Department's proposed ban on the sale of connected and autonomous vehicles in the U.S. that are equipped with Chinese software and hardware. Please further revise your risk factor to clarify whether and how the proposed rulemaking, if finalized as proposed, would materially impact your current business and operations in the U.S., including your research and development activities and road testing, as well as any potential future imports or sales into the U.S. market of connected vehicles using your technology.
 November 5, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 109

2. We note your response to prior comment 7. Please clarify your licensing and applications revenues discussion on page 112 by quantifying the increases of your various services and products, or by quantifying the increases and presenting the total revenues for all the various products and services, such as POV intelligent solutions, value-added technological services and V2X (vehicle-to-everything).
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Crispino at 202-551-
3456 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Hi Le